2805 Dallas Parkway, Suite 400 Plano, TX 75093 (469) 573-6755

June 18, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.
Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re: Green Brick Partners, Inc. – Registration Statement on Form S-3, File No. 333-204687

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”), of Green Brick Partners, Inc. (the “Company”) for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of up to $200,000,000 of the Company’s Common Stock, par value $0.01 per share.

Pursuant to Rule 461(a) under the Securities Act, the undersigned registrant hereby requests that the effective date of the Registration Statement, be accelerated so that it may become effective at 2: 00 p.m. on Monday, June 22, 2015, or as soon thereafter as practicable.

The registrant hereby acknowledges that the disclosure in the above-referenced filing is the responsibility of the registrant. The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant further represents that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Alice Hsu, Esq. of Akin Gump Strauss Hauer & Feld LLP, our counsel, at (212) 872-1053 to confirm the effectiveness of the Registration Statement.

Very truly yours,

GREEN BRICK PARTNERS, INC.

By:	/s/ Richard A. Costello
Name: Richard A. Costello
Title: Chief Financial Officer